Lannett Company, Inc. 9000 State Road, Philadelphia, PA 19136 Telephone: 215-333-9000 • Fax: 215-333-9004 www.lannett.com

December 3, 2012

VIA EDGAR CORRESPONDENCE

Jeffrey P. Riedler, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC  20549

Re:          Lannett Company, Inc.

Registration Statement on Form S-3

Filed November 2, 2012

File No. 333-184721

Dear Mr. Riedler:

Lannett Company, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration on Form S-3 (the “Filing”) to Friday, December 7, 2012, at such time during the U.S. Securities and Exchange Commission’s (the “Commission”) regular business hours as may be convenient, or the earliest practicable date and time thereafter.

In connection with this request, the Company, through the undersigned officer, hereby acknowledges the following:

1.             Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.             The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.             The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this request.

We request that such effectiveness be confirmed in writing.

Sincerely,

/s/ Arthur P. Bedrosian
Arthur P. Bedrosian
Chief Executive Officer and President